File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 6, 2006

VITRO, S.A. DE C.V.

NOTICE

GENERAL ORDINARY SHAREHOLDERS MEETING

 In compliance with the agreement reached by the Board of Directors of Vitro, S.A. de C.V. the Company and pursuant to Articles Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and related articles of the Corporate By-Laws, the Shareholders of Vitro, S.A. de C.V., are called in first notice to the General Ordinary Annual Shareholders Meeting that will be held at the Board of Directors meeting room located at Ricardo Margain Zozaya 444, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon at 11:00 hours on the 27th day of April of 2006.

The meeting shall be executed under the following:

AGENDA

I. Presentation, discussion, approval or amendment of the 2005 annual report rendered by the Board of Directors pursuant to Article 172 of the Ley General de Sociedades Mercantiles, considering the Examiner and Audit Committee’s Reports, and taking the measures as may be deemed necessary.

II. Analysis and resolution of a project to apply the balance of the profit and loss account.

III. Analysis and resolution of the maximum amount that may be assigned for the repurchase of Vitro’s issued shares.

IV. Analysis and resolution of a project for the payment of $0.30 pesos dividend per share.

V. Appointment of Directors and Examiners for 2006 and determination of their fees.

VI. Analysis and resolution of a project to sell the equity participation of the Company in the business unit Crisa integrated by Vitrocrisa Holding, S. de R.L. de C.V., Vitrocrisa Comercial, S. de R.L. de C.V., Vitrocrisa, S. de R.L. de C.V., Crisa Libbey, S.A. de C.V. and Crisa Industrial, LLC.

VII. Appointment of special commissioners to carry out the necessary procedures for the duly formalization of the agreements voted.

The Shareholders are hereby reminded that, in order to attend to and participate in the Shareholders Meeting, they must be registered in the Shares Registry of the Company and show their Mexican Tax Payer Id Number pursuant to Article 27 of the Código Fiscal de la Federación or, demonstrate their right to attend to the meeting through the certificate provided by the S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores complemented by the shareholders list issued by the depositors to such institute pursuant to the provisions of the Ley del Mercado de Valores.

Likewise, the shareholders must obtain from the Secretary of the Board the pertaining certificate to enter into the Shareholders Meeting at least forty eight hours prior to the meeting. For the transmissions of shares registry purposes, the Shares Registry of the Company will be closed from the 25th day of April of 2006 to the closing of the meeting called herein.

The documents and information related with each item of the Agenda are available to the Shareholders at the office of the Secretary of the Board in working days and hours; the forms of the proxies issued by the Company are also available to the persons who pretend to attend as Shareholders representatives, since the Shareholders are entitled to attend to the Meeting either, personally or represented by empowered persons designated for that effect. The office of the Secretary of the Board is located at Avenida Ricardo Margain Zozaya 440, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon.

San Pedro Garza Garcia, N.L., this 4th day of April of 2006.

BOARD OF DIRECTORS

____________________________
RAUL RANGEL HINOJOSA
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 6, 2006